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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )*

BIG SKY TRANSPORTATION CO.
(Name of Subject Company (Issuer))

RANGER ACQUISITION CORP.
MESABA HOLDINGS, INC.
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

1996 SERIES COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

089539 20 9
(CUSIP Number of Class of Securities)

Robert E. Weil
Mesaba Holdings, Inc.
Fifth Street Towers, Suite 1720
150 South Fifth Street
Minneapolis, MN 55402
(612) 747-9040
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:

Christopher C. Cleveland, Esq.
Brett D. Anderson, Esq.
Briggs and Morgan, P.A.
2400 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 334-8400 (phone)
(612) 334-8650 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*
Set forth the amount on which the filing fee is calculated and state how it was determined.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:		N/A	Filing Party:	N/A
Form or Registration No.:		N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FOR IMMEDIATE RELEASE

        MESABA HOLDINGS AGREES TO ACQUIRE BIG SKY
Big Sky Will Become a New Subsidiary

        MINNEAPOLIS/ST. PAUL, Minn. — (September 26, 2002) — Mesaba Holdings, Inc. (NASDAQ: MAIR) and Big Sky Transportation Co. (PSE: BSA.P) today jointly announced an agreement under which Mesaba Holdings will acquire Big Sky, a Billings, Montana-based regional air carrier, for $2.60 per share, totaling approximately $3.5 million.

        Mesaba Holdings will offer to purchase all outstanding Big Sky common stock in cash, pursuant to a tender offer expected to commence in approximately three weeks, assuming the satisfaction of certain conditions.

        Mesaba Holdings plans to operate Big Sky as a wholly owned subsidiary. Big Sky will be separate from Mesaba Holdings' existing subsidiary, Mesaba Aviation, Inc. Mesaba Holdings expects the transaction to be neutral to earnings in FY2003 and slightly accretive in FY2004.

        "Mesaba Holdings' goal is to profitably expand our business activities both within the framework of our existing operations at Mesaba Airlines and in new areas of opportunity," said Paul Foley, Mesaba Holdings president and chief executive officer. "Big Sky is a good example of the type of opportunity we are seeking. It is an efficiently run company with an excellent safety record and a cost structure that positions it well in the highly competitive regional airline marketplace."

        "This transaction is good for our shareholders, our employees and the communities we serve," said Jon Marchi, chairman of Big Sky's board of directors. "We are delighted to be joining Mesaba Holdings."

        "Mesaba Holdings' leadership, financial strength and knowledge of the industry will provide opportunities for our employees, by helping us continue to grow in these challenging times," said Kim Champney, Big Sky president and CEO.

        Mesaba Holdings will commence the tender offer after Big Sky has satisfied certain labor conditions. Completion of the acquisition will require the tender of at least two-thirds of all outstanding Big Sky shares, on a fully diluted basis, assuming the exercise of all outstanding stock options.

        Mesaba Holdings' primary business is the regional airline subsidiary Mesaba Aviation, Inc., d/b/a Mesaba Airlines. Mesaba Airlines operates as a Northwest Jet Airlink and Airlink partner under service agreements with Northwest Airlines. Currently, the airline serves 106 cities in 24 states and Canada from Northwest's and Mesaba's three major hubs, Detroit, Minneapolis/St. Paul, and Memphis. Mesaba operates an advanced fleet of regional jet and jet-prop aircraft, consisting of the 69 passenger Avro RJ85 and the 30-34 passenger Saab SF340.

        More information about Mesaba Airlines is available on the Internet at www.mesaba.com.

        As of Sept. 30, 2002, Big Sky Airlines will serve 20 cities in Montana, North Dakota, Washington, Colorado and Idaho using 15 Fairchild Metro III, 19-seat aircraft. Big Sky is based in Billings, Montana and commenced service in 1978. The airline has codeshare agreements with Northwest Airlines, Alaska Airlines, America West Airlines and Horizon Airlines. The company maintains a Web site at www.bigskyair.com. The company is a significant provider of air service under the Essential Air Service program administered by the Department of Transportation and plans to maintain its participation in that program.

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF BIG SKY TRANSPORTATION CO. AT THE TIME THE OFFER IS COMMENCED, MESABA HOLDINGS, INC. AND A SUBSIDIARY OF SUCH COMPANY WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND BIG SKY TRANSPORTATION CO. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.

        THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF BIG SKY TRANSPORTATION CO. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

        This news release contains forward-looking statements that are based on the best information currently available to management. These forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933. There can be no assurance that actual developments will be those anticipated by the Company. Actual results could differ materially from those projected as a result of a number of factors, some of which the Company cannot predict or control. For a discussion of some of these factors, please see Item 1 of the Company's Form 10-K for the year ended March 31, 2002 and form 10-Q for the quarter ended June 30, 2002.

# # #

Media Contact:	Jon Austin 612-573-3157
Mesaba Holdings Contact:	Bob Weil 612-747-9040
Big Sky Contact:	Kim Champney 406-247-3910

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  FOR IMMEDIATE RELEASE